January 5, 2024

Max Long
via email

Dear Max:

Smartsheet Inc. (the “Company”) is pleased to offer you employment with the Company on the terms described below.

1.Position. You will start in a full-time position as President, Go-to-Market and will report to the Company’s CEO. By signing this letter, you confirm with the Company that you are under no contractual or other legal obligations that would prohibit you from performing your duties with the Company.

2.Cash Compensation.

(a)Base Salary. You will be paid a starting base salary for all hours worked at the rate of $500,000 per year, payable on the Company’s regular payroll dates. This position is classified as exempt and is not subject to federal and state overtime or minimum wage requirements.

(b)Annual Bonus. You will be eligible for an annual bonus, subject to the terms of the Company’s annual bonus plan, targeted at 100% of your base salary contingent on achievement of Company objectives. Your bonus will be prorated for FY25.

(c)Signing Bonus. You will be paid a signing bonus of $400,000, less all applicable deductions and withholdings. This bonus will be paid in quarterly installments of $100,000 with the first installment paid approximately 30 days after your start date. This bonus will be deemed earned upon execution of this letter but will be subject to 100% reimbursement in the event that you voluntarily resign from the Company for any reason within 12 months following your start date. You authorize the Company to withhold the entire amount reimbursable to the Company from any amounts otherwise due and payable to you upon termination of employment (as permitted by law), and if any amount remains unpaid, you agree to promptly repay the Company such amount in full.

3.Equity Compensation. Management will recommend to the Compensation Committee of the Company’s Board of Directors (the “Committee”) that you be granted new hire equity with a target value of $15,000,000 as follows:

(a)    Initial RSU Grant. Management will recommend to the Committee that you be granted an initial restricted stock unit (“RSU”) award with a target value of $7,500,000 (“Initial RSU Grant”). The number of shares will be determined by dividing the award value by the average closing price over the 30 day period ending on the last day of the month prior to your start date (or such trading days as the company has been publicly traded), rounded down to the nearest whole share. Assuming continuous service, the Initial RSU Grant will vest over 4 years with approximately 25% vesting on the 15th day of the month in which the one year anniversary of your start date occurs and approximately 6.25% vesting quarterly thereafter.

(b)    Initial PSU Grant. Management will recommend to the Committee that you be granted a performance stock unit (“Initial PSU Grant”) award with a target value of $7,500,000. The number of shares will be determined by dividing the award value by the average closing price over the 30 day period ending on the last day of the month prior to your start date (or such trading days as the company has been publicly traded), rounded down to the nearest whole share. The Initial PSU Grant will have a 2 year performance period and will vest over 3 years with approximately 50% vesting at the end of the performance period and approximately 12.5% vesting quarterly thereafter.

(c)    Equity Terms. All equity awards will be subject to the terms and conditions applicable to equity grants awarded under the Company’s 2018 Stock Plan (the “Plan”), as described in the Plan and the applicable restricted stock unit award or performance stock unit award agreement. The grant of any equity awards is subject to the Committee’s approval and this recommendation of approval is not a commitment of compensation and does not create any obligation on the part of the Company. Further details on the Plan and any specific award granted to you will be provided upon approval of such award by the Committee.

4.Severance Benefits. You will be eligible for severance benefits pursuant to the Company’s standard Change In Control Severance Agreement.

5.Employee Benefits. As a full-time employee of the Company you will be eligible to participate in a number of Company-sponsored benefits, including a Company-funded health benefits plan, flexible workplace allowance, and 401(k) plan. You will have access to our flexible Time Away program, as well as company paid holidays.

6.Compensation Generally. The Company may modify compensation (including benefits) from time-to-time as it deems necessary. All forms of compensation described in this letter are subject to applicable withholdings and taxes.

7.Employee Obligation Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s enclosed standard Employee Obligation Agreement.

8.Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations which may have been made to you are superseded by this offer. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures (as detailed in the Company’s Employee Handbook), may change from time to time, in the sole discretion of the Company, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Company’s President.

9.Outside Activities. Unless otherwise prohibited by applicable law, during the period of your employment, you will at all times devote your best efforts to the interests of the Company, and will not, without the prior written consent of the Company, engage in, or encourage or assist others to engage in, any other employment or activity that: (a) would divert from the Company any business opportunity in which the Company can reasonably be expected to have an interest; (b) would directly compete with, or involve preparation to compete with, the current or future business of the Company; or (c) would otherwise conflict with the Company’s interests or could cause a disruption of its operations or prospects.

10.Withholding Taxes. All forms of compensation referred to in this letter are subject to applicable withholding and payroll taxes.

11.Background Check; Authorization to Work. This offer is contingent upon successful completion of a reference and background check. As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States.

12.Entire Agreement. This offer letter constitutes the entire agreement between you and the Company regarding the matters described in this letter, and supersedes and replaces any prior understandings or agreements, whether oral, written or implied, between you and the Company relating to such subject matter.

If you wish to accept this offer, please sign and date this letter and the enclosed Employee Obligation Agreement. This offer, if not accepted, will expire at the close of business on January 11, 2024. Your start date will be March 1, 2024. We look forward to having you join us!

Sincerely,
Smartsheet Inc.
/s/ Mark Mader
Mark Mader, CEO

I have read and accept this employment offer.

/s/ Max Long
Max Long

Attachment: Employee Obligation Agreement